P.E
12/31/06

1-33185

07046255

Accelerating the Global Development and Commercialization of Innovative Pharmaceutical Products



PROCESSED
MAR 19 2007
THOMSON
FINANCIAL

SEC MAIL PROCESSING
RECEIVED
MAR 14 2007
WASH. D.C. 185 SEC

MEDICINOVA

2006 ANNUAL REPORT



ABOUT MEDICINOVA, INC.

MediciNova is a biopharmaceutical company that licenses—from Japanese and other international pharmaceutical companies—well-characterized small molecules with broad patent protection to accelerate their development within a diversified portfolio of therapeutic product candidates. By leveraging the portfolio effect of a relatively large pipeline, the Company will, depending on trial results, conduct pivotal clinical trials in pursuit of commercialization or seek development partners to fund pivotal trials and marketing. MediciNova's pipeline now includes eight molecules in development for ten medical indications representing significant markets. Six of those drugs are in human clinical development for eight indications. Founded in September 2000, and located in San Diego, California, MediciNova has been listed since December 2006 on the Nasdaq Global Exchange (Symbol: MNOV) and since February 2005 on the Hercules Market of the Osaka Securities Exchange (Code Number: 4875).



Commercially-Attractive Diversified Portfolio
6 YEARS
8 COMPOUNDS
10 INDICATIONS
Product candidate (indication)
Preclinical
Phase 1
Phase 2
Phase 3
MN-001 (Bronchial Asthma)
MN-166 (Multiple Sclerosis)
MN-305 (Anxiety Disorders/Insomnia)
MN-001 (Interstitial Cystitis)
MN-221 (Status Asthmaticus)
MN-221 (Preterm Labor)
MN-029 (Solid Tumors)
MN-246 (Urinary Incontinence)
MN-447 & MN-462 (Thrombosis)



To Our Fellow Stockholders:

Through this, MediciNova's first stockholder letter as a dual-listed company, we are very pleased to welcome our new American investors and to welcome back our Japanese investors, some of whom have been stockholders since the company listed on the Osaka Exchange in 2005.

On December 7, 2006, MediciNova was listed on the Nasdaq Global Market under the symbol MNOV. In February 2007 the company closed its first U.S. public offering, of one million shares at $12 per share, raising aggregate net proceeds of U.S. $10.5 million dollars.

We founded MediciNova with the goal of using our unique knowledge of the Japanese pharmaceutical industry, language and culture to acquire promising compounds on favorable terms for worldwide development. Through implementation of this goal, we have licensed in molecules with strong patent positions, preclinical or early clinical data and multiple-indication potential in significant markets.

Our business model could be called "reverse outsourcing:" capitalizing on the efficient development capabilities of an American enterprise to add value to a growing pipeline of drug candidates. The strategy is to rapidly advance multiple compounds through proof-of-concept Phase II/III trials. We will leverage our portfolio, advancing some of these drugs toward the market ourselves, while out-licensing others to pharmaceutical industry partners.

To date, we have raised over $200 million to build a pipeline of eight molecules in development for ten medical indications. Six drugs are in human clinical development for eight indications. We encourage you to read the attached annual report for details on progress of all of the programs launched since our founding. This letter will focus on two programs that we believe have high potential for success in treating respiratory diseases.

MN-001 is a potential first-line oral therapy to control bronchial asthma licensed from Kyorin Pharmaceutical. Asthma treatment is a large and growing target dominated by inhaled steroids and bronchodilators. The late 1990s saw the introduction of oral controller medicines, such as the leukotriene antagonists, that have captured a 24% market share. Worldwide sales of the leading leukotriene antagonist were $3.6 billion in 2006, a 20% increase over 2005.

MN-001 combines the positive attributes of leukotriene antagonists and inhaled steroids with an acceptable clinical safety profile. We believe it has blockbuster potential in asthma.

Preclinical studies showed that MN-001 inhibits the airway hyper-reactivity that causes bronchoconstriction. Four Phase I and II clinical studies on a total of 189 subjects showed that MN-001 was well tolerated at up to 2000 mg a day with no serious side effects. In 2005, we completed a double-blind Phase II trial in 147 patients. Professor William Busse of the University of Wisconsin presented findings of the Phase II study on February 24, 2007 at the American Academy of Allergy Asthma & Immunology meeting.

Based on those results, we advanced MN-001 into Phase III in asthma in November 2006. The first Phase III trial will involve approximately 705 subjects enrolled at up to 90 clinical sites in the United States. We expect to complete this study in the second half of 2008.

MN-221 is a highly selective β_2-adrenergic receptor agonist licensed from Kissei Pharmaceutical Co. Status asthmaticus is a long-lasting, severe asthma episode that does not respond to initial inhaled therapy. Inhaled ß-agonists are the primary treatment for these attacks, but in severe cases, intravenous therapy may be necessary.

Despite treatment improvements over the past 20 years, there has been only minimal decrease in asthma hospitalizations or deaths. We seek to meet this need with MN-221 in an intravenous (IV) formulation appropriate for hospital use. It confers immediate benefit against severe bronchoconstriction, with fewer cardiovascular side effects than the older ß-agonists.

MediciNova initiated a Phase II program in December 2006. This placebo-controlled, dose-escalating study will evaluate the effects of one or two 15-minute treatments with IV MN-221 in mild-to-moderate asthma subjects as measured by change in FEV1. We expect results in 2007.

Additional development accomplishments in 2006 and early 2007 included:

- Completing a 416-patient Phase II/III study of MN-305 in Generalized Anxiety Disorder. Results showed a positive trend, leading us to initiate a Phase II insomnia study of MN-305 in January of 2007.
- Presenting MN-029 Phase I tumor blood flow reduction results at the American Society of Clinical Oncology meeting.
- Initiating a Phase I study of MN-246 as an oral treatment for urinary incontinence.
- Completing enrollment of a 297-patient Phase II trial of MN-166 in multiple sclerosis patients. We expect to unblind this study in the first quarter of 2007.
- Acquiring two novel antithrombotic agents: MN-447 and MN-462, now in preclinical development, from Meiji Seika Kaisha, Ltd.

Building our executive ranks, we appointed Masatsune Okajima as Vice President to manage our Japanese office. To assist our transition to a US public company, we promoted Shintaro Asako to Vice President and CFO; and hired Bonnie Feldman, DDS, as Vice President of Investor Relations and Corporate Communications. Three experienced executives joined our Board of Directors: Jeff Himawan, Ph.D.; Arlene M. Morris and Alan W. Dunton, M.D.

Looking back, 2006 has been a year of diligent work and significant progress. We expect 2007 to be equally productive and exciting.

Thank you for your support of our efforts.

Sincerely,

Yuichi Iwaki, M.D., Ph.D.
Chairman and CEO

MediciNova, Inc.

2006 Annual Report to Stockholders

Summary Information

Our Business

We are a biopharmaceutical company focused on acquiring and developing novel, small molecule therapeutics. Through strategic alliances primarily with Japanese pharmaceutical companies, we are developing a diversified portfolio of product candidates, each of which we believe has patent protection, a well-characterized and differentiated therapeutic profile and attractive commercial potential.

To date, we have acquired license rights relating to eight compounds for the development of ten product candidates, representing what we believe are large and underserved markets. Our pipeline includes eight programs in active clinical testing for the treatment of asthma, status asthmaticus, multiple sclerosis, interstitial cystitis, solid tumor cancer, Generalized Anxiety Disorder, preterm labor and urinary incontinence. Our earlier stage programs consist of a treatment for urinary incontinence, which recently entered clinical testing, and two product candidates, which relate to thrombotic disorders, which are in preclinical development. Our strategy is to advance our clinical programs through the Phase II proof-of-concept stage or beyond and, at appropriate points of high-value inflection, to establish strategic alliances and partnerships to support Phase III clinical testing and commercialization of selected development programs. We may also retain full development and commercialization rights to certain of our compounds.

We believe that our ability to identify potentially high value product candidates, combined with our business model, can accelerate entry into the clinical development process in the United States or Europe and provide us with a competitive advantage. We typically acquire product candidates with extensive safety and efficacy data that are in late preclinical or early clinical development, and in some instances have been commercialized in Japan for other indications. We utilize existing data in preparing investigational new drug, or IND, applications or foreign equivalents and in designing additional clinical trials.

We believe that our ability to gain access to and acquire potentially high-value product candidates from Japanese and European pharmaceutical companies is largely attributable to the established relationships and broad industry experience of our global management team. In particular, our relationships with Japanese pharmaceutical companies and executives provide us with a competitive advantage in opportunistically sourcing product candidates from Japanese pharmaceutical companies at attractive terms. We also intend to build a strong portfolio of product candidates through relationships with large and mid-sized North American and European biotechnology and pharmaceutical companies. Since our inception, we have established relationships with a number of pharmaceutical companies, including Kissei Pharmaceutical, Kyorin Pharmaceutical, Mitsubishi Pharma Corporation and Meiji Seika Kaisha, Ltd. in Japan and Angiogene Pharmaceuticals in the United Kingdom, pursuant to which we have obtained rights to develop and market compounds.

Our development programs include:

- MN-001 for the treatment of bronchial asthma, which has completed Phase II testing and for which we initiated a Phase III clinical program in the fourth quarter of 2006;
- MN-221 for the treatment of status asthmaticus, for which we initiated a Phase II clinical trial in the fourth quarter of 2006;
- MN-166 for the treatment of multiple sclerosis, which is in a two year randomized, double-blind, placebo-controlled multi-center Phase II clinical trial in eastern Europe, and for which enrollment was completed in early 2006. One year results are anticipated in the first quarter of 2007;
- MN-001 for the treatment of interstitial cystitis, for which we completed a Phase II/III clinical trial in first quarter of 2007;

- MN-029 for the treatment of solid tumors, for which we currently have one Phase I clinical trial ongoing in the United States and have completed one Phase I clinical trial during the second quarter of 2006, and for which we plan to initiate Phase II/III studies in ovarian and non-small cell lung solid tumor cancers in the first quarter of 2007;
- MN-305 for the treatment of Generalized Anxiety Disorder, for which we completed a Phase II/III clinical trial during the second quarter of 2006 (in addition, our licensor of MN-305 has completed an early Phase II clinical trial for anxiety disorders in Japan);
- MN-305 for the treatment of insomnia, for which we initiated a Phase II clinical trial during the first quarter of 2007;
- MN-221 for the treatment of preterm labor, for which a Phase Ib clinical study to investigate the pharmacokinetic profile of MN-221 in healthy pregnant women was initiated in the third quarter of 2006 (in addition, our licensor of MN-221 has obtained data from a Phase II clinical trial in Europe);
- MN-246 for the treatment of urinary incontinence, for which we completed a double-blind, randomized, placebo-controlled, single escalating dose Phase I clinical trial in healthy volunteers in December 2006 and for which we completed dosing in a Phase I food effects study in the first quarter of 2007;
- MN-447 for the treatment of thrombotic disorders, which is in preclinical development; and
- MN-462 for the treatment of thrombotic disorders, which is in preclinical development.

We have assembled a management team with extensive experience in the pharmaceutical and biotechnology industry, including experience in preclinical research, drug substance and product preparation, regulatory affairs, clinical research and corporate development. We believe that our management team has the expertise necessary for:

- assessing product opportunities;
- acquiring product candidates and compounds;
- advancing products through the clinical and regulatory processes; and
- building product development alliances and bringing products to market.

Our Strategy

Our goal is to build a sustainable biopharmaceutical business through the successful development and commercialization of differentiated products for the treatment of diseases with unmet medical needs in high-value therapeutic areas. Key elements of our strategy are to:

- *Develop our diversified pipeline of existing product candidates to maximize value.* We have acquired a portfolio of novel, high-quality small molecule therapeutics and/or their uses that are based on proven pharmacology and have differentiating characteristics from available treatments. We intend to advance our clinical programs through the Phase II proof-of-concept stage and, at appropriate points of high-value inflection, we may establish strategic alliances and partnerships to support Phase III clinical testing and commercialization of selected development programs.
- *Partner selectively with larger pharmaceutical companies to maximize the potential of our product candidates.* We intend to actively pursue strategic collaborations to draw on the development, regulatory and commercialization expertise of larger biotechnology and pharmaceutical partners. We also intend to continue to seek potential co-marketing partners and potential future acquirers of license rights to our programs in markets outside the United States, with the goal of retaining significant commercial participation in these product opportunities.

- *Opportunistically in-license additional product candidates through our global industry relationships.* We intend to expand our pipeline of promising in-licensed product candidates over the long term by continuing to cultivate and strengthen our business relationships with pharmaceutical companies in Japan and other markets. We believe our ability to acquire product candidates with high potential and extensive preclinical or early clinical data from Japanese pharmaceutical companies provides us with a competitive advantage over other drug development companies in the U.S. market. We believe that additional diversification and expansion of our pipeline of product candidates will help maximize the commercial opportunity and mitigate the risks inherent in drug discovery and development.
- *Selectively add commercial capabilities as our development programs mature.* To ensure our ability to build a sustainable business, we plan to add capabilities to our management team to support our evolution into a commercial entity. We may develop our own marketing and sales organization to promote certain of our product candidates.

Selected Consolidated Financial Data.

The selected financial data set forth below is derived from our audited consolidated financial statements and may not be indicative of future operating results. The following selected financial data should be read in conjunction with the Consolidated Financial Statements and notes thereto and "Management's Discussion and Analysis of Financial Condition and Results of Operations" included elsewhere herein. Amounts are in thousands, except per share amounts.

	Years ended December 31,					Period from September 26, 2000 (inception) to December 31, 2006
	2006	2005	2004	2003	2002	
Statements of Operations Data:						
Revenues	$ 264	$ 804	$ 490	$ —	$ —	$ 1,558
Operating expenses:						
Cost of revenues	147	674	438	—	—	1,258
Research and development	32,171	22,738	11,317	4,723	5,551	77,724
General and administrative	9,624	7,479	37,348	1,538	1,462	58,515
Total operating expenses	41,942	30,891	49,103	6,261	7,013	137,497
Operating loss	(41,678)	(30,088)	(48,613)	(6,261)	(7,013)	(135,939)
Other income, net	5,988	4,396	340	52	82	11,147
Net loss	(35,690)	(25,692)	(48,273)	(6,209)	(6,931)	(124,792)
Accretion to redemption value of redeemable convertible preferred stock	—	(20)	(79)	—	—	(98)
Deemed dividend resulting from beneficial conversion on Series C redeemable convertible preferred stock	—	—	(31,264)	—	—	(31,264)
Net loss applicable to common stockholders	$ (35,690)	$ (25,712)	$ (79,616)	$ (6,209)	$ (6,931)	$(156,154)
Basic and diluted net loss per share	$ (3.52)	$ (2.88)	$(1,592.32)	$(124.18)	$(138.62)	
Shares used to compute basic and diluted net loss per share(1)	10,130,920	8,928,533	50,000	50,000	50,000	

(1) As a result of the conversion of our preferred stock into 6,678,285 shares of our common stock upon completion of our IPO in February 2005, there is a lack of comparability in the basic and diluted net loss per share amounts for the periods presented above. Please refer to Note 1 for the pro forma basic and diluted net loss per share calculations for the periods presented.

	As of December 31,				
	2006	2005	2004	2003	2002
Balance Sheet Data:					
Cash, cash equivalents and marketable securities available-for-sale	$ 104,051	$ 138,701	$ 50,801	$ 5,491	$ 1,281
Working capital	100,102	134,633	48,704	4,838	876
Total assets	111,591	142,394	53,769	5,631	1,586
Redeemable convertible preferred stock	—	—	43,483	—	—
Deficit accumulated during the development stage	(156,154)	(120,465)	(94,753)	(15,137)	(8,928)
Total stockholders' equity	100,981	135,708	7,669	4,570	1,122

Management's Discussion and Analysis of Financial Condition and Results of Operations.

The following discussion contains forward-looking statements, which involve risks and uncertainties. Our actual results could differ materially from those anticipated in these forward-looking statements as a result of various factors, including those set forth in our Annual Report on Form 10-K under the caption "Item 1A.—Risk Factors." This Management's Discussion and Analysis of Financial Condition and Results of Operations should be read in conjunction with our consolidated financial statements and related notes included elsewhere in this report.

Overview and Recent Developments

We are a biopharmaceutical company focused on acquiring and developing novel, small molecule therapeutics. Through strategic alliances primarily with Japanese pharmaceutical companies, we are developing a diversified portfolio of product candidates, each of which we believe has broad patent protection, a well-characterized and differentiated therapeutic profile and attractive commercial potential.

We are a development stage company. We have incurred significant net losses since our inception. At December 31, 2006, our accumulated deficit was approximately $156.2 million, including $36.8 million of non-cash stock-based compensation charges related to employee stock-based compensation and founders' warrants. We expect to incur substantial net losses for the next several years as we continue to develop our existing programs and over the long-term as we expand our research and development programs and acquire or in-license products, technologies or businesses that are complementary to our own.

Our development programs consist of:

- MN-001 for the treatment of bronchial asthma, which has completed Phase II testing and for which we initiated a Phase III clinical program in the fourth quarter of 2006;
- MN-221 for the treatment of status asthmaticus; for which we initiated a Phase II clinical trial in the fourth quarter of 2006;
- MN-166 for the treatment of multiple sclerosis, which is in a two year randomized, double-blind, placebo-controlled multi-center Phase II clinical trial in eastern Europe, and for which enrollment was completed in early 2006. One year results are anticipated in the first quarter of 2007;
- MN-001 for the treatment of interstitial cystitis; for which we completed a Phase II/III clinical trial in the first quarter of 2007;
- MN-029 for the treatment of solid tumors, for which we currently have one Phase I clinical trial ongoing in the United States and have completed one Phase I clinical trial during the second quarter of 2006, and for which we plan to initiate Phase II/III studies in ovarian and non-small cell lung solid tumor cancers in the first quarter of 2007;
- MN-305 for the treatment of Generalized Anxiety Disorder, for which we completed a Phase II/III clinical trial during the second quarter of 2006 (in addition, our licensor on MN-305 has completed an early Phase II clinical trial for anxiety disorders in Japan);

- MN-305 for the treatment of insomnia, for which we initiated a Phase II clinical trial during the first quarter of 2007;
- MN-221 for the treatment of preterm labor, for which a Phase Ib clinical study to investigate the pharmacokinetic profile of MN-221 in healthy pregnant women was initiated in the third quarter of 2006 (in addition, our licensor of MN-221 has obtained data from a Phase II clinical trial in Europe);
- MN-246 for the treatment of urinary incontinence, for which a double-blind, randomized, placebo-controlled, single escalating dose Phase I clinical trial in healthy volunteers has completed in the fourth quarter of 2006, a Phase I food effects study was completed in the first quarter of 2007;
- MN-447 for the treatment of thrombotic disorders, which is in preclinical development; and
- MN-462 for the treatment of thrombotic disorders, which is in preclinical development.

On October 31, 2006, we acquired two novel small molecule cardiovascular agents from Meiji Seika Kaisha, Ltd. (Tokyo, Japan). These two new compounds, MN-447 and MN-462, are antithrombic (anti-clotting) agents that represent novel approaches to blood clot formation and lysis, respectively, and are expected to treat a variety of thrombotic disorders. The upfront fees and license fees are not expected to be material.

Effective October, 31, 2006 and pursuant to a reverse stock split approved by our stockholders and our Board of Directors, each ten shares of issued and outstanding common stock were combined into and became one share of common stock and no fractional shares were issued. The accompanying consolidated financial statements and related disclosures give effect to the reverse stock split for all periods presented.

Effective November 24, 2006, our Board of Directors adopted our stockholder rights plan. Under the plan, we declared a dividend distribution of one "Right" for each outstanding share of our common stock to stockholders of record at the close of business on December 11, 2006. Since that time, we have issued one Right with each newly issued share of common stock. Each Right, when exercisable, entitles the holder to purchase from us one one-thousandth of a share of our Series A Preferred Stock at a purchase price of $77.00. In general, under the plan, if a person or affiliated group acquires beneficial ownership of 20% or more of our shares of common stock, then each Right (other than those held by such acquiring person or affiliated group) will entitle the holder to receive, upon exercise, shares of common stock (or, under certain circumstances, a combination of securities or other assets) having a value of twice the underlying purchase price of the Right. In addition, if following the announcement of the existence of an acquiring person or affiliated group we are involved in a business combination or sale of 50% or more of our assets or earning power, each Right (other than those held by the acquiring person or affiliated group) will entitle the holder to receive, upon exercise, shares of common stock of the acquiring entity having a value of twice the underlying purchase price of the Right. The Board of Directors also has the right, after an acquiring person or affiliated group is identified, to cause each Right to be exchanged for common stock or substitute consideration. We may redeem the Rights at a price of $0.001 per Right prior to the identification of an acquiring person or affiliated group. The Rights expire on November 23, 2016.

On January 16, 2007, we announced results of a Phase II/III clinical trial of MN-001 in interstitial cystitis, or IC. Trial results indicated that, while MN-001 was well-tolerated, it did not show a statistically significant clinical benefit compared to placebo on the primary endpoint (to be much or very much improved overall on a patient-rated Global Response Assessment) at the doses tested in this trial (500 mg once or twice a day for 8 weeks). Results from this Phase II/III trial indicated that IC patients were more than twice as likely to respond on 500 mg of MN-001 administered twice a day compared to placebo (25% compared to 12%, p=0.04) after 4 weeks of treatment. This difference, however, was not observed at 8 weeks due to continued improvement among placebo-treated patients. The response rate of patients treated with 500 mg of MN-001 once a day did not significantly differ from placebo at either 4 or 8 weeks.

On January 29, 2007, we announced a public offering of 1,000,000 shares of common stock at a purchase price of $12.00 per share. On February 1, 2007 the public offering closed. The aggregate net proceeds were approximately $10.5 million, net of underwriting discounts and commissions and certain other costs associated with the offering.

Revenues and Cost of Revenues

We have not generated any revenues from licensing, milestones or product sales to date, and we do not expect to generate any revenues from the commercialization of our product candidates within the next 12 months. Our revenues to date have been generated from development management contracts under the master service agreements with Asahi Kasei Pharma Corporation and Argenes Inc. under which we bill consulting fees and our pass-through clinical contract costs. The primary cost associated with our revenue is the clinical contract costs we incur and pass-through to our customer. We do not expect to generate any revenue from our development management contracts over the next 12 months.

Research and Development

Our research and development expenses primarily consist of costs associated with the feasibility studies, licensing and pre-clinical and clinical development of our eight licensed compounds, three of which we are developing for the treatment of two separate indications. These research and development expenses include external costs, such as fees paid to consultants and related contract research, and internal costs of compensation and other expenses for research and development personnel, supplies, materials, facility costs and depreciation.

To the extent that costs, including personnel costs, are not tracked to a specific product development program, they are included in the "Unallocated" category in the table below. We charge all research and development expenses to operations as incurred.

The following summarizes our research and development expenses for the periods indicated (in thousands):

Product Candidate	Disease/ Indication	Years ended December 31, 2006	2005	2004
MN-001	Bronchial asthma	$ 6,013	$ 3,739	$ 1,570
MN-221	Status Asthmaticus	814	—	—
MN-166	Multiple Sclerosis	7,965	3,391	634
MN-001	Interstitial cystitis	2,637	3,565	228
MN-029	Solid tumor	4,359	1,697	2,393
MN-305	Generalized Anxiety Disorder	3,486	4,858	1,939
MN-305	Insomnia	249	—	—
MN-221	Premature labor	618	1,253	1,863
MN-246	Urinary incontinence	3,708	1,647	527
MN-447	Thrombotic disorders	407	—	—
MN-462	Thrombotic disorders	406	—	—
SOCC	Cancer; Inflammatory diseases	24	145	167
Unallocated		1,485	2,443	1,996
Total research and development		$32,171	$22,738	$11,317

While currently we are focused on advancing each of our product development programs, we anticipate that we will make determinations as to which programs, if any, to pursue and how much funding to direct to each program on an ongoing basis in response to the scientific and clinical success of each product candidate, as well as an ongoing assessment as to the product candidate's commercial potential.

General and Administrative

Our general and administrative expenses primarily consist of salaries and benefits and consulting and professional fees related to our administrative, finance, human resources, legal, and information systems support functions. In addition, general and administrative expenses include insurance, facilities costs and costs associated with being a public company with securities listed in both the United States and Japan. Our general and administrative expenses for the twelve months ended December 31, 2006 include expected loss on a sub-lease of approximately $54,000 and impairment charges on capitalized tenant improvements of approximately $35,000, both of which were a result of the decision, in January 2006, to sub-lease a portion of our corporate headquarters.

Critical Accounting Policies and Estimates

Our management's discussion and analysis of our financial condition and results of operations is based on our consolidated financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States. The preparation of these consolidated financial statements requires us to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses and the related disclosure of contingent liabilities at the date of the consolidated financial statements as well as the revenues and expenses during the reporting periods. We evaluate our estimates and judgments on an ongoing basis, including those related to our significant accruals. We base our estimates on historical experience and on various other assumptions that we believe are reasonable under the circumstances, the results of which form the basis for making judgments about the carrying value of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions.

Our significant accounting policies are more fully described in Note 1 to our consolidated financial statements appearing elsewhere in this report. The following accounting policies are important in fully understanding and evaluating our reported financial results.

Share Based Payments

We grant stock options to purchase our common stock to our employees and directors under our 2004 Stock Incentive Plan. Additionally, we have outstanding options that were granted under the 2000 General Stock Incentive Plan from which we no longer make grants. The benefits provided under all of these plans are subject to the provisions of Statement of Financial Accounting Standards, or SFAS, No. 123R, *Share-Based Payment,* which requires stock-based compensation for an award of equity instruments, including stock options and employee stock purchase rights, issued to employees to be recognized as a cost in the consolidated financial statements. The cost of these awards is measured according to the grant date fair value of the stock award and is recognized over the period during which an employee is required to provide service in exchange for the award, which is usually the vesting period. In the absence of an observable market price for the stock award, the grant date fair value of the award would be based upon a valuation methodology that takes into consideration various factors, including, the exercise price of the award, the expected term of the award, the current price of the underlying shares, the expected volatility of the underlying share price, the expected dividends on the underlying shares and the risk-free interest rate. On January 1, 2006, we elected to use the modified prospective application in adopting SFAS No. 123R and therefore have not restated results for prior periods. The valuation provisions of SFAS No. 123R apply to new awards and to unvested awards that are outstanding on the adoption date and any awards that are subsequently modified or cancelled. Our results of operations for the twelve months ended December 31, 2006 were impacted by the recognition of non-cash expense related to the fair value of our stock-based compensation awards. Stock-based compensation expense recognized under SFAS No. 123R for the year ended December 31, 2006 was $2.1 million.

The valuation provisions of SFAS No. 123R require us to estimate certain variables such as estimated volatility and expected life, which if they change, could have a significant impact on the stock-based compensation amount we recognize.

Prior to 2006, we accounted for employee stock options and warrants using the intrinsic-value method in accordance with Accounting Principles Board, or APB, Opinion No. 25, *Accounting for Stock Issued to Employees*, and related interpretations, and adopted the disclosure-only provisions of SFAS, No. 123, *Accounting for Stock-Based Compensation*.

Stock-based compensation expense, which is a non-cash charge, results from stock option and warrant issuances at exercise prices below the deemed fair value of the underlying common stock. With respect to options, we recognize this compensation expense on a straight-line basis over the vesting period of the underlying option, generally four years. With respect to warrants, because the warrants were variable until September 2004, we recognized this compensation expense on a straight-line basis at the time of issuance and each time there was a change in the estimated fair value of the warrants.

We have granted stock options to employees in exchange for services. Given the absence of an active market for our common stock prior to our initial public offering ("IPO") in Japan in February 2005, we were required to estimate the fair value of our common stock based on a variety of peer companies and industry-specific factors for the purpose of measuring the cost of the transaction and properly reflecting it in our consolidated financial statements.

Recent Accounting Pronouncements

In June 2006, the Financial Accounting Standards Board issued Interpretation No. 48, Accounting for Uncertainty in Income Taxes, an interpretation of FAS109, *Accounting for Income Taxes* (FIN 48), to create a single model to address accounting for uncertainty in tax positions. FIN 48 clarifies the accounting for income taxes, by prescribing a minimum recognition threshold a tax position is required to meet before being recognized in the financial statements. FIN 48 also provides guidance on derecognition, measurement, classification, interest and penalties, accounting in interim periods, disclosure and transition. FIN 48 is effective for fiscal years beginning after December 15, 2006. We will adopt FIN 48 as of January 1, 2007, as required. We do not expect that the adoption of FIN 48 will have a significant impact on our financial position and results of operations.

Results of Operations

Comparison of the Years Ended December 31, 2006 and 2005

Revenues

Our revenue was $0.3 million for the year ended December 31, 2006 and $0.8 million for the year ended December 31, 2005. The decrease was due to the completion of the Asahi contract in 2005 and reduced activity under the Argenes master service agreement.

Research and Development

Research and development expenses increased to $32.2 million for the year ended December 31, 2006 from $22.7 million for the year ended December 31, 2005. This increase primarily was due to:

- an increase of $8.4 million in clinical trials and related costs;
- an increase of $0.8 million in product licensing costs;
- an increase of $0.2 million in stock-based compensation expense; and
- an increase of $0.1 million in other costs, primarily consulting.

We expect that fees paid to external service providers will continue to increase as we continue development of our existing product candidates. We anticipate that our research and development expenses will continue to increase in future periods as we expend additional capital to conduct clinical trials and develop our product candidates.

General and Administrative

General and administrative expenses increased to $9.6 million for the year ended December 31, 2006 from $7.5 million for the year ended December 31, 2005. This increase primarily was due to:

- an increase of $1.5 million of stock-based compensation expense,
- an increase of $0.5 million of legal, accounting and financial advisory fees; and
- an increase of $0.1 related to accrued bonuses.

We anticipate increases in general and administrative expenses in future periods as we expand our administrative organization and incur additional costs for insurance, professional and consulting fees associated with operating as a dual-listed public company and to support the future growth of our research and development programs.

Interest Income

Interest income primarily consists of income earned on our cash and investment balances and increased to $6.0 million for the year ended December 31, 2006 from $4.4 million for the year ended December 31, 2005. The increase was primarily due to higher yields on our average cash and investment balances.

Comparison of the Years Ended December 31, 2005 and 2004

Revenues

Our revenue increased to $0.8 million for the year ended December 31, 2005 from $0.5 million for the year ended December 31, 2004. The increase was due to increased activity under the Argenes master services agreement.

Research and Development

Research and development expenses increased to $22.7 million for the year ended December 31, 2005 from $11.3 million for the year ended December 31, 2004. This increase primarily was due to:

- an increase of $13.8 million in clinical trial and related costs;
- an increase of $0.6 million of consulting costs;
- a decrease of $3.6 million in other costs, primarily consisting of licensing and milestone payments and translation fees;
- an increase of $0.5 million in unallocated expenses as a result of increased salaries and related personnel costs due to expansion of our research and development staff; and
- an increase of $0.1 million in stock-based compensation expense.

We expect that fees paid to external service providers will continue to increase as we continue development of our existing product candidates. We anticipate that our research and development expenses will continue to increase in future periods as we expend additional capital to conduct clinical trials and develop our product candidates.

General and Administrative

General and administrative expenses decreased to $7.5 million for the year ended December 31, 2005 from $37.3 million for the year ended December 31, 2004. This decrease was primarily was due to:

- an increase of $1.5 million of salaries and related costs, including severance payments, as we expanded our general and administrative functions to support our operations and effected changes in our executive officers;
- an increase of $0.4 million of various consulting fees and other consulting related expenses;
- an increase of $0.7 million of legal and accounting fees;
- an increase of $0.5 million of insurance premiums;
- an increase of $1.0 million of other expenses; and
- a decrease of $33.9 million of stock-based compensation expense as a result of the one-time charge in fiscal year 2004 related to founders warrants.

We anticipate increases in general and administrative expenses in future periods as we expand our administrative organization and incur additional costs for insurance, professional and consulting fees associated with operating as a public company and to support the future growth of our research and development programs.

Interest Income

Interest income primarily consists of income earned on our cash and investment balances and totaled $4.4 million and $0.3 million for the years ended December 31, 2005 and 2004, respectively. The increase from 2004 to 2005 primarily was due to the increase in our average cash and investment balances as a result of the proceeds from our IPO.

Liquidity and Capital Resources

Since our inception, our operations have been financed through the private placement of our equity securities and through the public sale of our common stock, net of treasury stock repurchases. Through December 31, 2006, we received estimated net proceeds of $190.4 million from the sale of equity securities as follows:

- in September 2000, we issued and sold 50,000 shares of common stock to founders for aggregate proceeds of $0.1 million;
- in October 2000 and August 2001, we issued and sold a total of 1,000,000 shares of Series A preferred stock for aggregate net proceeds of $10 million;
- from March 2003 through May 2004, we issued and sold 291,150 shares of Series B preferred stock for aggregate net proceeds of $26.8 million;
- on September 2, 2004, we issued and sold 27,677,856 shares of Series C preferred stock for aggregate net proceeds of $43.4 million;
- on February 4, 2005, we completed an initial public offering of 3.0 million shares of common stock for proceeds of $104.5 million, net of underwriting discounts and commissions and offering expenses (including issuance costs for registration statements filed on behalf of restricted shareholders through December 2005); and
- on March 8, 2005, we completed the sale of 157,300 shares of our common stock for aggregate proceeds of $5.6 million, net of underwriting discounts and commissions. The sale of these shares was the result of the underwriters' partial exercise of the over-allotment option we granted to them in connection with our IPO.

As of December 31, 2006, we had $8.3 million in cash and cash equivalents as compared to $37.7 million as of December 31, 2005, a decrease of $29.4 million. At December 31, 2006, we had $95.7 million in marketable securities available-for-sale as compared to $101.0 million as of December 31, 2005, a decrease of $5.3 million. Net cash used in operating activities amounted to $34.1 million for the year ended December 31, 2006, primarily due to the net loss incurred over the year ended December 31, 2006 of $35.7 million. Net cash provided by investing activities for the year ended December 31, 2006 consisted of $6.0 million related to the net maturity of investments, offset by $0.2 million of capital equipment purchases. Net cash used in financing activities amounted to $1.1 million for the year ended December 31, 2006, primarily reflecting the purchase of treasury stock pursuant to an approved repurchase plan.

We believe that our existing cash, cash equivalents and investments as of December 31, 2006 and the net proceeds from the sale of 1,000,000 shares of our common stock in a public offering completed February 1, 2007 will be sufficient to meet our projected operating requirements through at least December 31, 2008.

The following summarizes our long-term contractual obligations as of December 31, 2006, net of expected future income from a sub-lease agreement entered into in January 2006 (in thousands):

Contractual Obligations	Total	Current	1-3 Years	Thereafter
Operating leases	$ 683	$ 597	$ 85	$ 1

Quantitative and Qualitative Disclosures About Market Risk

Our exposure to market risk due to changes in interest rates relates primarily to the increase or decrease in the amount of interest income we can earn on our investment portfolio. Our risk associated with fluctuating interest rates is limited to our investments in interest rate sensitive financial instruments. Under our current policies, we do not use interest rate derivative instruments to manage exposure to interest rate changes. We attempt to increase the safety and preservation of our invested principal funds by limiting default risk, market risk and reinvestment risk. We mitigate default risk by investing in investment grade securities. A hypothetical 100 basis point adverse move in interest rates along the entire interest rate yield curve would not materially affect the fair value of our interest sensitive financial instruments due to their relatively short term nature. Declines in interest rates over time will, however, reduce our interest income while increases in interest rates over time will increase our interest income.

Performance Graph

The following graph illustrates a comparison of the total cumulative stockholder return on our common stock since January 1, 2006. The graph assumes an initial investment of $100 on January 1, 2006. The comparisons in the graph are required by the Securities and Exchange Commission and are not intended to forecast or be indicative of possible future performance of our common stock.

Comparison of Cumulative Total Return on Investment
Since January 1, 2006



$160
$150
$140
$130
$120
$110
$100
$90
$80
$70
$60
$50
$40
$30
$20
1/1/2006
1/31/2006
2/28/2006
3/31/2006
4/30/2006
5/31/2006
6/30/2006
7/31/2006
8/31/2006
9/30/2006
10/31/2006
11/30/2006
12/31/2006
MediciNova
Hercules Index

	1/1/06	6/30/06	12/30/06
MediciNova, Inc.	$100	$110	$115
Hercules Index	$100	$ 62	$ 47

Controls and Procedures

Conclusion Regarding the Effectiveness of Disclosure Controls and Procedures

Under the supervision and with the participation of our management, including our Chief Executive Officer (CEO) and Chief Financial Officer (CFO), we conducted an evaluation of our disclosure controls and procedures, as such term is defined under Rule 13a-15(e) promulgated under the Securities Exchange Act of 1934, as amended, or the Exchange Act, as of the end of the period covered by this Annual Report. Based on this evaluation, our CEO and CFO concluded that our disclosure controls and procedures were effective as of the end of the period covered by this Annual Report.

Management's Report on Internal Control Over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Exchange Act Rule 13a-15(f) and 15d-15(f). Under the supervision and with the participation of our management, including our CEO and CFO, we conducted an evaluation of the effectiveness of our internal control over financial reporting as of December 31, 2006 based on the framework in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on our evaluation under the framework in Internal Control—Integrated Framework, our management concluded that our internal control over financial reporting was effective as of December 31, 2006.

Our management's assessment of the effectiveness of our internal control over financial reporting as of December 31, 2006 has been audited by Ernst &Young LLP, an independent registered public accounting firm, as stated in their report which is included herein.

The Board of Directors and Stockholders
MediciNova, Inc.

We have audited management's assessment, included in the accompanying Management's Assessment of Internal Controls Over Financial Reporting, that MediciNova, Inc. maintained effective internal control over financial reporting as of December 31, 2006, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO criteria). MediciNova, Inc.'s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express an opinion on management's assessment and an opinion on the effectiveness of the company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, evaluating management's assessment, testing and evaluating the design and operating effectiveness of internal control, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of consolidated financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of consolidated financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the consolidated financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, management's assessment that MediciNova, Inc. maintained effective internal control over financial reporting as of December 31, 2006, is fairly stated, in all material respects, based on the COSO criteria. Also, in our opinion, MediciNova, Inc. maintained, in all material respects, effective internal control over financial reporting as of December 31, 2006, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of MediciNova, Inc. as of December 31, 2006 and 2005, and the related consolidated statements of operations, stockholders' equity, and cash flows for each of the three years in the period ended December 31, 2006 and for the period from September 26, 2000 (inception) through December 31, 2006 of MediciNova, Inc. and our report dated February 9, 2007 expressed an unqualified opinion thereon.

/s/ Ernst & Young LLP

San Diego, California
February 9, 2007

Consolidated Financial Statements and Supplementary Data

Report of Independent Registered Public Accounting Firm

The Board of Directors and Stockholders of
MediciNova, Inc.

We have audited the accompanying consolidated balance sheets of MediciNova, Inc. (a development stage company), as of December 31, 2006 and 2005, and the related consolidated statements of operations, stockholders' equity, cash flows for each of the three years in the period ended December 31, 2006 and the period from September 26, 2000 (inception) through December 31, 2006, and the statements of stockholders' equity for the period from September 26, 2000 (inception) to December 31, 2000 and for the years ended December 31, 2001, 2002 and 2003. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements our audit also includes, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of MediciNova, Inc. (a development stage company), at December 31, 2006 and 2005, the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 2006 and the period from September 26, 2000 (inception) through December 31, 2006, and the consolidated statements of stockholders' equity for the period from September 26, 2000 (inception) to December 31, 2000 and the years ended December 31, 2001, 2002 and 2003, in conformity with generally accepted accounting principles in the United States.

As discussed in Note 1 to the consolidated financial statements, effective January 1, 2006, MediciNova, Inc. changed its method of accounting for share-based payments in accordance with Statement of Financial Accounting Standards No. 123R, *Share-Based Payment*.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the effectiveness of MediciNova, Inc.'s internal control over financial reporting as of December 31, 2006, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated February 9, 2007 expressed an unqualified opinion thereon.

Ernst & Young LLP

San Diego, California
February 9, 2007

MEDICINOVA, INC.
(a development stage company)

CONSOLIDATED BALANCE SHEETS

	December 31, 2006	December 31, 2005
Assets		
Current assets:		
Cash and cash equivalents	$ 8,334,496	$ 37,677,985
Marketable securities available-for-sale	95,716,690	101,022,899
Prepaid expenses and other current assets	6,618,994	2,558,529
Total current assets	110,670,180	141,259,413
Property and equipment, net	870,645	1,134,297
Other assets	50,000	—
Total assets	$ 111,590,825	$ 142,393,710
Liabilities and Stockholders' Equity		
Current liabilities:		
Accounts payable	$ 3,828,270	$ 1,379,982
Accrued expenses	6,332,269	4,341,427
Accrued compensation and related expenses	408,004	905,016
Total current liabilities	10,568,543	6,626,425
Deferred rent	41,374	59,506
Total liabilities	10,609,917	6,685,931
Commitments		
Stockholders' equity:		
Common stock, $0.001 par value; 20,000,000 shares authorized at December 31, 2006 and 2005; 10,421,985 and 9,885,585 shares issued at December 31, 2006 and 2005, respectively	10,422	9,885
Additional paid-in capital	258,611,697	257,032,491
Deferred employee stock-based compensation	—	(799,439)
Accumulated other comprehensive loss	(49,205)	(15,188)
Treasury stock	(1,437,870)	(55,445)
Deficit accumulated during the development stage	(156,154,136)	(120,464,525)
Total stockholders' equity	100,980,908	135,707,779
Total liabilities and stockholders' equity	$ 111,590,825	$ 142,393,710

See accompanying notes.

MEDICINOVA, INC.
(a development stage company)

CONSOLIDATED STATEMENTS OF OPERATIONS

	Years ended December 31, 2006	2005	2004	Period from September 26, 2000 (inception) to December 31, 2006
Revenues	$ 263,877	$ 804,068	$ 490,282	$ 1,558,227
Operating expenses:				
Cost of revenues	146,607	674,232	437,582	1,258,421
Research and development	32,170,847	22,738,241	11,317,055	77,723,952
General and administrative	9,623,956	7,479,244	37,348,031	58,514,139
Total operating expenses	41,941,410	30,891,717	49,102,668	137,496,512
Operating loss	(41,677,533)	(30,087,649)	(48,612,386)	(135,938,285)
Other income, net	5,987,922	4,395,514	339,783	11,147,271
Net loss	(35,689,611)	(25,692,135)	(48,272,603)	(124,791,014)
Accretion to redemption value of redeemable convertible preferred stock	—	(19,689)	(78,756)	(98,445)
Deemed dividend resulting from beneficial conversion feature on Series C redeemable convertible preferred stock	—	—	(31,264,677)	(31,264,677)
Net loss applicable to common stockholders	$(35,689,611)	$(25,711,824)	$(79,616,036)	$(156,154,136)
Basic and diluted net loss per common share(1)	$ (3.52)	$ (2.88)	$ (1,592.32)	
Shares used to compute basic and diluted net loss per share	10,130,920	8,928,533	50,000	

(1) As a result of the conversion of our preferred stock into 6,678,285 shares of our common stock upon completion of our IPO in February 2005, there is a lack of comparability in the basic and diluted net loss per share amounts for 2004. Please refer to Note 1 for the pro forma basic and diluted net loss per share calculations for the periods presented.

See accompanying notes.

MEDICINOVA, INC.
(a development stage company)

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY

	Convertible preferred stock		Common stock		Additional paid-in capital	Deferred compensation	Accumulated other comprehensive loss	Treasury stock	Deficit accumulated during the development stage	Total stockholders' equity
	Shares	Amount	Shares	Amount						
Issuance of common stock for cash to founders at $1.00 per share in September	—	$ —	50,000	$ 50	$ 49,950	$ —	$—	$—	$ —	$ 50,000
Issuance of Series A convertible preferred stock at $10 per share in October	500,000	5,000	—	—	4,995,000	—	—	—	—	5,000,000
Net loss and comprehensive loss	—	—	—	—	—	—	—	—	(201,325)	(201,325)
Balance at December 31, 2000	500,000	5,000	50,000	50	5,044,950	—	—	—	(201,325)	4,848,675
Issuance of Series A convertible preferred stock at $10 per share in August	500,000	5,000	—	—	4,995,000	—	—	—	—	5,000,000
Net loss and comprehensive loss	—	—	—	—	—	—	—	—	(1,794,734)	(1,794,734)
Balance at December 31, 2001	1,000,000	10,000	50,000	50	10,039,950	—	—	—	(1,996,059)	8,053,941
Net loss and comprehensive loss	—	—	—	—	—	—	—	—	(6,931,476)	(6,931,476)
Balance at December 31, 2002	1,000,000	10,000	50,000	50	10,039,950	—	—	—	(8,927,535)	1,122,465
Issuance of Series B convertible preferred stock at $100 per share, net of issuance costs of $1,093,453, in March, April, May and December	107,500	1,075	—	—	9,655,472	—	—	—	—	9,656,547
Net loss and comprehensive loss	—	—	—	—	—	—	—	—	(6,209,130)	(6,209,130)
Balance at December 31, 2003	1,107,500	11,075	50,000	50	19,695,422	—	—	—	(15,136,665)	4,569,882
Issuance of Series B convertible preferred stock at $100 per share, net of issuance costs of $1,208,896, in January, February, March, April and May	183,650	1,837	—	—	17,154,267	—	—	—	—	17,156,104
Stock-based compensation related to founders' warrants	—	—	—	—	34,069,916	—	—	—	—	34,069,916
Deferred employee stock-based compensation	—	—	—	—	1,419,300	(1,419,300)	—	—	—	—
Amortization of deferred employee stock-based compensation	—	—	—	—	—	224,579	—	—	—	224,579
Deemed dividend resulting from beneficial conversion feature on Series C redeemable convertible preferred stock	—	—	—	—	31,264,677	—	—	—	(31,264,677)	—
Accretion to redemption value of redeemable convertible preferred stock	—	—	—	—	—	—	—	—	(78,756)	(78,756)
Net loss and comprehensive loss	—	—	—	—	—	—	—	—	(48,272,603)	(48,272,603)
Balance at December 31, 2004	1,291,150	12,912	50,000	50	103,603,582	(1,194,721)	—	—	(94,752,701)	7,669,122

MEDICINOVA, INC.
(a development stage company)

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY—(Continued)

	Convertible preferred stock		Common stock		Additional paid-in capital	Deferred compensation	Accumulated other comprehensive loss	Treasury stock	Deficit accumulated during the development stage	Total stockholders' equity
	Shares	Amount	Shares	Amount						
Issuance of common stock in initial public offering at $38.80 per share in February	—	—	3,000,000	3,000	104,483,895	—	—	—	—	104,486,895
Issuance of common stock upon partial exercise of over-allotment option at $35.30 per share in March	—	—	157,300	157	5,557,616	—	—	—	—	5,557,773
Issuance costs for registration statement filed on behalf of restricted stockholders	—	—	—	—	(165,476)	—	—	—	—	(165,476)
Conversion of redeemable convertible preferred stock into common stock in February	—	—	2,766,785	2,767	43,499,998	—	—	—	—	43,502,765
Conversion of convertible preferred stock into common stock in February	(1,291,150)	(12,912)	3,911,500	3,911	9,001	—	—	—	—	—
Stock-based compensation related to acceleration of option vesting upon employee termination and subsequent reissuance of a fully vested option	—	—	—	—	127,875	—	—	—	—	127,875
Amortization of deferred employee stock-based compensation, net of cancelations	—	—	—	—	—	311,282	—	—	—	311,282
Cancelation of stock options issued to employees and related deferred compensation					84,000	(84,000)				—
Accretion to redemption value of redeemable convertible preferred stock	—	—	—	—	—	—	—	—	(19,689)	(19,689)
Purchase of treasury stock at $11.10 per share in December	—	—	—	—	—	—	—	(55,445)	—	(55,445)
Comprehensive loss:										—
Net loss	—	—	—	—	—	—	—	—	(25,692,135)	(25,692,135)
Accumulated other comprehensive loss	—	—	—	—	—	—	(15,188)	—	—	(15,188)
Total comprehensive loss	—	—	—	—	—	—	—	—	—	(25,707,323)
Balance at December 31, 2005	—	—	9,885,585	9,885	257,032,491	(799,439)	(15,188)	(55,445)	(120,464,525)	135,707,779

MEDICINOVA, INC.
(a development stage company)

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY—(Continued)

	Convertible preferred stock		Common stock		Additional paid-in capital	Treasury Stock	Deferred compensation	Accumulated Other Comprehensive loss	Deficit accumulated during the development stage	Total stockholders' equity
	Shares	Amount	Shares	Amount						
Cashless Warrant exercises of 260,000 in February, April and August			260,000	260	(260)					—
Warrant exercises of 275,000 shares at $1.00 per share in March and August			275,000	275	274,725					275,000
Elimination of deferred employee stock-based compensation as of 12/31/05 in connection with the adoption of SFAS 123R					(799,439)		799,439			—
Option exercises of 1,400 shares at $10.00 per share in May and August			1,400	2	13,998					14,000
Employee stock-based compensation					2,090,182					2,090,182
Purchase of treasury stock from $10.30 - $13.10 per share in February, March, May, June, July, September and October						(1,382,425)				(1,382,425)
Comprehensive loss:										
Accumulated other comprehensive loss								(34,017)		(34,017)
Net loss									(35,689,611)	(35,689,611)
Total comprehensive loss										(35,723,628)
Balance at December 31, 2006	—	$—	10,421,985	$10,422	$258,611,697	$(1,437,870)	$ —	$(49,205)	$(156,154,136)	$100,980,908

See accompanying notes.

MEDICINOVA, INC.
(a development stage company)

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Years ended December 31, 2006	Years ended December 31, 2005	Years ended December 31, 2004	Period from September 26, 2000 (inception) to December 31, 2006
Operating activities:				
Net loss	$ (35,689,611)	$ (25,692,135)	$(48,272,603)	$(124,791,014)
Adjustments to reconcile net loss to net cash used in operating activities:				
Non-cash stock-based compensation	2,090,182	439,157	34,294,495	36,823,834
Depreciation and amortization	437,392	152,454	45,298	755,065
Amortization of premium/discount on marketable securities	(745,766)	(868,372)	—	(1,614,138)
Impairment of sublease	35,259	—	—	35,259
Changes in operating assets and liabilities:				
Prepaid expenses and other assets	(4,110,465)	(2,070,953)	(379,216)	(6,668,994)
Accounts payable, accrued expenses and deferred rent	4,420,998	4,816,594	340,493	10,201,913
Accrued compensation and related expenses	(497,012)	342,360	425,057	408,004
Net cash used in operating activities	(34,059,023)	(22,880,895)	(13,546,476)	(84,850,071)
Investing activities:				
Purchases of marketable securities available-for-sale	(108,173,406)	(213,319,715)	(10,750,000)	(333,493,121)
Maturities of marketable securities available-for-sale	114,191,364	125,150,000	—	239,341,364
Acquisition of property and equipment	(208,999)	(978,564)	(321,235)	(1,855,790)
Proceeds from sales of property and equipment	—	—	—	194,821
Net cash provided by / (used in) investing activities	5,808,959	(89,148,279)	(11,071,235)	(95,812,726)
Financing activities:				
Net proceeds from the sale of common stock	289,000	110,961,276	(1,082,084)	110,218,192
Sale of preferred stock, net of issuance costs	—	—	60,560,424	80,216,971
Purchase of treasury stock	(1,382,425)	(55,445)	—	(1,437,870)
Advances received for the sale of convertible preferred stock	—	—	(300,000)	—
Net cash (used in) / provided by financing activities	(1,093,425)	110,905,831	59,178,340	188,997,293
Net (decrease) / increase in cash and cash equivalents	(29,343,489)	(1,123,343)	34,560,629	8,334,496
Cash and cash equivalents, beginning of period	37,677,985	38,801,328	4,240,699	—
Cash and cash equivalents, end of period	$ 8,334,496	$ 37,677,985	$ 38,801,328	$ 8,334,496
Supplemental disclosure of non-cash investing and financing activities:				
Conversion of convertible preferred stock into common stock upon initial public offering	$ —	$ 43,515,677	$ —	$ 43,515,677
Decrease in accrued IPO issuance costs	$ —	$ (1,089,420)	$ 1,089,420	$ —
Unrealized loss on marketable securities available-for-sale	$ 34,017	$ 15,188	$ —	$ 49,205

See accompanying notes.

MEDICINOVA, INC.
(a development stage company)

Notes to Consolidated Financial Statements

1. The Company, Basis of Presentation and Summary of Significant Accounting Policies

The Company

We were incorporated in the state of Delaware in September 2000. We are a biopharmaceutical company focused on acquiring and developing novel, small molecule therapeutics. Through strategic alliances primarily with Japanese pharmaceutical companies, we are developing a diversified portfolio of product candidates, each of which we believe has patent protection, a well-characterized and differentiated therapeutic profile and attractive commercial potential.

To date, we have acquired license rights relating to eight compounds for the development of ten product candidates, in what we believe are large and underserved markets. Our pipeline includes eight programs in active clinical testing for the treatment of asthma, status asthmaticus, multiple sclerosis, interstitial cystitis, solid tumor cancer, Generalized Anxiety Disorder, preterm labor and urinary incontinence. Our earlier stage programs consist of a treatment for urinary incontinence, which recently entered clinical testing, and two product candidates, which relate to thrombotic disorders, which are in preclinical development. Our strategy is to advance our clinical programs through the Phase II proof-of-concept stage or beyond and, at appropriate points of high-value inflection, to establish strategic alliances and partnerships to support Phase III clinical testing and commercialization of selected development programs. We may also retain full development and commercialization rights for certain of our compounds.

Basis of Presentation

Our primary activities since incorporation have been organizational activities, including recruiting personnel, establishing office facilities, conducting research and development, performing business and financial planning and raising capital. Accordingly, we are considered to be in the development stage.

We have sustained operating losses since inception and expect such losses to continue over the next several years. Management plans to continue financing the operations with a combination of equity issuances and debt arrangements. If adequate funds are not available, we may be required to delay, reduce the scope of, or eliminate one or more of our research or development programs, or cease operations. During the first quarter of 2005, we completed an initial public offering ("IPO") of 3.0 million shares of common stock for proceeds of $104.5 million, net of estimated underwriting discounts and commissions and offering expenses, and, as a result of the underwriters' partial exercise of the over-allotment option we granted to them in connection with our IPO, we sold 157,300 shares of common stock for aggregate proceeds of $5.6 million, net of underwriting discounts and commissions. In December 2006, we listed on the Nasdaq Global Market. Accordingly, we are a public company in both the United States and Japan as our stock is traded on both the Nasdaq Global Market and the Hercules market of the Osaka Securities Exchange.

Principles of Consolidation

The consolidated financial statements include the accounts of MediciNova, Inc. and its wholly-owned subsidiary. MediciNova, Inc. and its subsidiary are collectively referred to herein as "we," "our" or "us."

On December 13, 2006, MediciNova (Europe) Limited, was incorporated under the laws of England and Wales, and established for the purpose of facilitating the clinical development of the Company's compounds for the European marketplace. MediciNova (Europe) Limited was capitalized with $5,000. MediciNova, Inc. is its sole shareowner, holding 5,000 shares, and its functional currency is the U.S. dollar, the reporting currency of its parent.

All intercompany transactions and the investment in subsidiary account have been eliminated in consolidation.

Use of Estimates

The preparation of consolidated financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent liabilities at the date of the consolidated financial statements as well as the reported revenues and expenses during the reporting periods. On an ongoing basis, management evaluates their estimates and judgments. Management bases estimates on historical experience and on various other factors that they believe are reasonable under the circumstances, the results of which form the basis for making judgments about the carrying value of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions.

Stock Split

Effective October 31, 2006 and pursuant to the reverse stock split approved by our stockholders and our Board of Directors, each ten shares of issued and outstanding common stock were combined into and became one share of common stock and no fractional shares were issued. The accompanying consolidated financial statements and related disclosures give retroactive effect to the reverse stock split for all periods presented.

Cash and Cash Equivalents

Cash and cash equivalents consists of cash, and other highly liquid investments with original maturities of three months or less from the date of purchase.

Marketable Securities Available-for-sale

Investments with an original maturity of more than three months are considered short-term investments and have been classified by management as marketable securities available-for-sale. Such investments are carried at fair value, with unrealized gains and losses, if any, included as a separate component of stockholders' equity. The cost of marketable securities available-for-sale is based on the specific identification method.

Concentration of Credit Risk

Financial instruments that potentially subject us to a significant concentration of credit risk consist primarily of cash, cash equivalents and marketable securities available-for-sale. We maintain deposits in federally insured financial institutions in excess of federally insured limits. However, management believes we are not exposed to significant credit risk due to the financial position of the depository institutions in which those deposits are held. Additionally, we have established guidelines regarding diversification of our investments and their maturities, which are designed to maintain safety and liquidity.

Fair Value of Financial Instruments

Our financial instruments including cash and cash equivalents, accounts payable, and accrued liabilities, are carried at cost, which we believe approximates fair value given their short-term nature.

Other Assets

Other assets consist of costs incurred through December 31, 2006 associated with our public offering of 1,000,000 shares of common stock pursuant to the Shelf Registration and Prospectus Supplement filed with the Securities and Exchange Commission on November 14, 2006 and January 30, 2007, respectively. Upon completion of the public offering, these costs will be accounted for as a reduction to the gross proceeds of the offering in the consolidated statement of stockholders' equity. (See Note 9, "Subsequent Events.")

Property and Equipment

Property and equipment, net, which consists of leasehold improvements, equipment, and construction in progress, is stated at cost. Leasehold improvements, furniture and equipment, and software are depreciated using the straight-line method over the estimated useful lives of the related assets. The useful life for furniture, equipment (other than computers) and software is five years, computers is three years and leasehold improvements are amortized over the lesser of the useful life or the term of the lease. Our current office leases for Tokyo and San Diego expire in 2007 and 2008, respectively.

Impairment of Long-Lived Assets

We review long-lived assets, including property and equipment, for impairment whenever events or changes in business circumstances indicate that the carrying amount of the assets may not be fully recoverable. An impairment loss would be recognized when estimated undiscounted future cash flows expected to result from the use of the asset and its eventual disposition are less than its carrying amount. The impairment loss, if recognized, would be based on the excess of the carrying value of the impaired asset over its respective fair value. Impairment, if any, is assessed using discounted cash flows.

Revenue Recognition

In connection with the management of clinical trials, we pay, on behalf of our customers, fees to investigators and other pass-through costs for which we are reimbursed at cost, without mark-up or profit. In addition, we charge management fees based on negotiated hourly rates pursuant to master services agreements with Asahi Kasei Pharma Corporation and Argenes, Inc. We recognize management fees based on actual hours worked and recognize pass-through expenses as revenue when the related liability is incurred in accordance with Emerging Issues Task Force ("EITF") Rule No. 01-14, *Income Statement Characterization of Reimbursements Received for "Out-of-Pocket" Expenses Incurred.* EITF No. 01-14 requires reimbursable pass-through expenses incurred to be characterized as revenue in the statement of operations. Pass-through costs represent the majority of cost of revenues for all periods in which we have recorded revenue.

Asahi Kasei Master Services Agreement

Pursuant to the master services agreement with Asahi Kasei Pharma Corporation ("Asahi"), we provided Asahi with consulting and contract management services in connection with the development of pharmaceutical products. Under the agreement, we worked on one compound. For the year ended December 31, 2004 we recognized $455,195 of revenue under this contract. For the years ended December 31, 2005 and 2006 no revenues were recognized in either year under the Asahi contract as the contracted services were completed during fiscal year 2005. Thus, we do not expect to generate further revenue from this agreement. Revenue recognized related to work performed in the U.S.

Argenes Master Services Agreement

Pursuant to the master services agreement with Argenes Inc. ("Argenes"), we provide Argenes with consulting and contract management services in connection with the development of pharmaceutical products. Under the agreement, we are working on one compound. The master services agreement may be terminated by either party following an uncured default of its material obligations under the agreement. Either party may terminate the agreement upon three months' written notice. In addition, Argenes may terminate any project-specific addendum to the agreement immediately at any time upon written notice. The term of this agreement is indefinite and depends on the completion of services as provided for in the agreement. For the years ended December 31, 2004, 2005 and 2006, we recognized $35,087, $804,068 and $263,877, respectively, of revenue under this agreement. It is not expected that we will generate any revenue from this contract in the near-term future. Revenue recognized related to work performed in the U.S.

Research and Development

Research and development expenses consist of costs incurred to further our research and development activities and includes salaries and related employee benefits, costs associated with clinical trials, non-clinical activities such as toxicology testing, regulatory activities, research-related overhead expenses, and fees paid to external service providers and contract research organizations who conduct certain research and development activities on our behalf. Research and development expenses also include fees for licensed technology for which technological feasibility has not been established and there are no alternative uses. Research and development costs are expensed as incurred.

Income Taxes

In accordance with Statement of Financial Accounting Standards ("SFAS") No. 109, *Accounting for Income Taxes*, a deferred tax asset or liability is determined based on the difference between the financial statement and the tax basis of assets and liabilities as measured by the enacted tax rates, which will be in effect when these differences reverse. We provide a valuation allowance against net deferred tax assets unless, based upon the available evidence, it is more likely than not that the deferred tax assets will be realized.

Stock-Based Compensation

We grant stock options to our employees, directors, and consultants under the 2004 Stock Incentive Plan (the "2004 Plan"), the successor to the 2000 General Stock Incentive Plan (the "2000 Plan"). Stock options issued to non-employees were recorded at their fair value as determined in accordance with Emerging Issues Task Force, ("EITF"), Issue No. 96-18, *Accounting for Equity Instruments that are Issued to Other than Employees for Acquiring, or in Conjunction with Selling, Goods or Services*. Effective January 1, 2006, we adopted Statement of Financial Accounting Standards 123R, *Share-Based Payment* ("SFAS No. 123R") using the Modified Prospective Application as our transition method and, thus, the benefits provided under these Plans constitute share-based compensation subject to the provisions of SFAS No. 123R. Prior to January 1, 2006, we accounted for share-based compensation related to stock options under the recognition and measurement principles of Accounting Principles Board ("APB") Opinion No. 25; therefore, we measured compensation expense for our stock options using the intrinsic value method, that is, as the excess, if any, of the fair market value of our stock at the grant date over the amount required to be paid to acquire the stock, and provided the pro forma disclosures required by SFAS No. 123.

As a result of the adoption of SFAS No. 123R, our net loss for the year ended December 31, 2006 was higher by approximately $1.9 million, than if we had continued to account for share-based compensation under APB Opinion No. 25. Basic and diluted net loss per share for the year ended December 31, 2006 would have been $3.31 per share if we had not adopted SFAS No. 123R. SFAS No. 123R requires that cash flows resulting from tax deductions in excess of the cumulative compensation cost recognized for options exercised (excess tax benefits) be classified as cash inflows from financing activities and cash outflows from operating activities. Due to our net loss position, no tax benefits have been recognized in the consolidated financial statements.

The exercise price of options granted during the year ended December 31, 2006 were either equal to market value or at a price above market value on the date of grant. 1,702,891 options were granted during the year ended December 31, 2006 and share-based compensation expense for such options is reflected in operating results during 2006. The estimated fair value of each option award was determined on the date of grant using the Black-Scholes option valuation model with the following weighted-average assumptions for option grants:

	Year ended December 31, 2006
Risk free interest rate	4.56%
Expected volatility of common stock	69.00%
Dividend yield	0.00%
Expected option term (in years)	6.00

The risk-free interest rate assumption is based upon observed interest rates appropriate for the expected term of our employee stock options. We used a weighted-average of the historical stock price volatility of our stock and the historical stock price volatility of certain peers to calculate the expected volatility assumption required for the Black-Scholes model consistent with SFAS 123R. Prior to fiscal 2006, we had used our peer group's historical stock price volatility as the basis of our stock price volatility in accordance with SFAS No. 123 for purposes of our pro forma information. We have not paid any dividends on common stock since our inception and do not anticipate paying dividends on our common stock in the foreseeable future. The expected life of employee stock options represents the average of the life of the options and the average vesting period, and is a derived output of the simplified method, as allowed under the Securities and Exchange Commission's Staff Accounting Bulletin No. 107, *Share-Based Payment*.

As share-based compensation expense recognized in the accompanying consolidated statement of operations for the year ended December 31, 2006 were based on awards ultimately expected to vest, it should be reduced for estimated forfeitures. SFAS No. 123R requires forfeitures to be estimated at the time of grant and revised, if necessary, in subsequent periods if actual forfeitures differ from those estimates. We have very few employees and our historical turnover has been minimal. Therefore, we have not estimated forfeitures and instead adjust our stock-based compensation expense as forfeitures occur. We believe that the impact on stock based compensation between estimating forfeitures and recording the impact as the forfeitures occur would not be material. In our pro forma information required under SFAS No. 123 for the periods prior to fiscal 2006, we accounted for forfeitures as they occurred. Our determination of fair value is affected by our stock price as well as a number of assumptions that require judgment. The weighted-average fair value of each option granted during the year ended December 31, 2006, estimated as of the grant date using the Black-Scholes option valuation model, was $6.62 per option.

For the year ended December 31, 2006, share-based compensation expense related to stock options was $2.1 million and was recorded as a component of general and administrative expense ($1.6 million) and research and development expense ($0.5 million). There were two stock option exercises during the year ended December 31, 2006, in which approximately $14,000 were received.

For stock options granted prior to the adoption of SFAS No. 123, the following table illustrates the pro forma effect on net loss and net loss per common share as if we had applied the fair value recognition provisions of SFAS No. 123R in determining stock-based compensation for awards under the plan:

	Years ended December 31,	
	2005	2004
Net loss applicable to common stockholders, as reported	$(25,711,824)	$(79,616,036)
Add: total stock-based employee compensation expense included in net loss	439,157	34,294,495
Less: stock-based employee compensation expense determined under the fair value method	(1,090,107)	(17,946,851)
SFAS No. 123 pro forma net loss applicable to common stockholders	$(26,362,774)	$(63,268,392)
Basic and diluted net loss per share, as reported	$ (2.88)	$ (1,592.32)
Basic and diluted net loss per share, pro forma under SFAS No. 123	$ (2.95)	$ (1,265.37)

The fair value of the options granted prior to the completion of our IPO was estimated at the date of grant using the minimum value pricing model. The estimated fair value of the options was amortized on a straight-line basis over the vesting period. Fair value was determined using the following weighted-average assumptions:

	Years ended December 31,	
	2005	2004
Dividend yield	—	—
Risk-free interest rate	4.4%	3.9%
Volatility	75.0%	—
Expected life (in years)	5	5

As of December 31, 2006, there was $10.1 million of unamortized compensation cost related to unvested stock option awards, which is expected to be recognized over a remaining weighted-average vesting period of 3.3 years. Of such amount, $0.3 million represents unamortized compensation cost related to unvested stock option awards measured using the intrinsic value method. Prior to the adoption of SFAS No. 123R, we presented such unamortized compensation cost as deferred compensation and it was classified as a separate component of stockholders' equity. In accordance with the provisions of SFAS No. 123R, on January 1, 2006, we reclassified deferred compensation against additional paid-in capital.

Comprehensive Income

We have adopted SFAS No. 130, *Reporting Comprehensive Income*, which requires that all components of comprehensive income, including net income, be reported in the financial statements in the period in which they are recognized. Comprehensive income is defined as the change in equity during a period from transactions and other events and circumstances from non-owner sources. Net income and other comprehensive income, including foreign currency translation adjustments and unrealized gains and losses on investments, shall be reported, net of their related tax effect, to arrive at comprehensive income.

Net Loss Per Share

Basic net loss per share attributable to common stockholders is calculated by dividing the net loss by the weighted average number of common shares outstanding for the period, without consideration for common stock equivalents. Diluted net loss per share is computed by dividing the net loss attributable to common stockholders by the weighted average number of common share equivalents outstanding for the period determined using the treasury-stock method. For purposes of this calculation convertible preferred stocks are considered to be common stock equivalents and are only included in the calculation of diluted net loss per share when their effect is dilutive.

Notes to Consolidated Financial Statements

The unaudited pro forma basic and diluted net loss per share is calculated by dividing the pro forma net loss by the weighted average number of common shares outstanding for the period plus the weighted average number of common shares resulting from the assumed conversion of the outstanding shares of convertible preferred stock. The assumed conversion is calculated using the as-if-converted method, as if such conversion had occurred as of the beginning of each period presented or the original issuance, if later. The pro forma net loss is calculated by subtracting the accretion to redemption value of redeemable convertible preferred stock from the net loss applicable to common stockholders.

	Years ended December 31,		
	2006	2005	2004
Historical			
Numerator:			
Net loss	$(35,689,611)	$(25,692,135)	$(48,272,603)
Accretion to redemption value of redeemable convertible preferred stock	—	(19,689)	(78,756)
Deemed dividend resulting from beneficial conversion feature on Series C redeemable convertible preferred stock	—	—	(31,264,677)
Net loss applicable to common stockholders	$(35,689,611)	$(25,711,824)	$(79,616,036)
Denominator:			
Weighted average common shares outstanding	10,130,920	8,928,533	50,000
Basic and diluted net loss per share	$ (3.52)	$ (2.88)	$ (1,592.32)
Pro Forma			
Pro forma net loss			$(79,537,280)
Pro forma basic and diluted net loss per share			$ (18.52)
Shares used above			50,000
Pro forma adjustments to reflect assumed weighted average effect of conversion of preferred stock			4,244,328
Pro forma shares used to compute basic and diluted net loss per share			4,294,328
Historical outstanding anti-dilutive securities not included in diluted net loss per share calculation			
Preferred stock (as converted)	—	—	6,678,285
Common stock warrants	777,076	1,335,657	1,335,657
Common stock options	2,038,791	472,417	155,000

Recent Accounting Pronouncements

In June 2006, the Financial Accounting Standards Board issued Interpretation No. 48, Accounting for Uncertainty in Income Taxes, an interpretation of FAS109, *Accounting for Income Taxes* (FIN 48), to create a single model to address accounting for uncertainty in tax positions. FIN 48 clarifies the accounting for income taxes, by prescribing a minimum recognition threshold a tax position is required to meet before being recognized in the financial statements. FIN 48 also provides guidance on derecognition, measurement, classification, interest and penalties, accounting in interim periods, disclosure and transition. FIN 48 is effective for fiscal years beginning after December 15, 2006. We will adopt FIN 48 as of January 1, 2007, as required. We do not expect that the adoption of FIN 48 will have a significant impact on our financial position and results of operations.

2. Balance Sheet Details

Marketable securities available-for-sale consist of the following:

Investment securities available-for-sale consist of certificates of deposit, high-grade auction rate securities ("ARS"), corporate debt securities and government sponsored securities. All of the corporate debt securities and government sponsored securities have contractual maturities of 12 months or less as of December 31, 2006. The ARS have either a stated or perpetual maturity that is structured with short-term holding periods. At the end of each holding period, a new auction is held to determine the rate or dividend for the next holding period. We can sell or continue to hold securities at par at each auction. In order for us to sell ARS, the auction needs to be successful whereby demand in the marketplace exceeds the supply. The length of each holding period is determined at the original issuance of the ARS. Typically, ARS holding periods range from 7 to 63 days. As of December 31, 2005, our ARS consist of $27,000,000 of perpetual securities and $42,750,000 with stated maturity dates ranging from 2022 to 2044 and reset dates primarily less than 5 months. As of December 31, 2006, our ARS consist of $8,300,000 of perpetual securities and $75,125,000 with stated maturity dates ranging from 2021 to 2044 and reset dates of up to 63 days.

	December 31, 2006				December 31, 2005			
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
Certificates of deposit	$ —	$ —	$ —	$ —	$ 503,000	$—	$ (2,381)	$ 500,619
Auction rate securities	83,425,000	—	—	83,425,000	69,750,000	—	—	69,750,000
Corporate debt securities	2,948,618	1,372	—	2,949,990	19,897,789	390	(7,999)	19,890,180
Government sponsored securities	9,392,277	—	(50,577)	9,341,700	10,887,298	538	(5,736)	10,882,100
	$95,765,895	$1,372	$(50,577)	$95,716,690	$101,038,087	$928	$(16,116)	$101,022,899

As of December 31, 2006, the unrealized losses on government sponsored securities were primarily caused by recent increases in interest rates. Based on an evaluation of the credit standing of each issuer, management believes it is probable that we will be able to collect all amounts due according to the contractual terms. We had no realized losses on sales of investment securities available-for-sale for the years ended December 31, 2006 and 2005.

Property and equipment, net, consist of the following:

	December 31, 2006	December 31, 2005
Leasehold improvements	$ 535,309	$ 147,528
Furniture and equipment	707,645	694,870
Software	276,161	197,491
Construction in progress	—	306,525
	1,519,115	1,346,414
Less accumulated depreciation	(648,470)	(212,117)
	$ 870,645	$1,134,297

Accrued expenses consist of the following:

	December 31, 2006	December 31, 2005
Research and development costs	$5,402,319	$4,006,050
Professional services fees (legal, accounting, consulting, etc.)	505,014	164,987
Accrued payable related to master service agreement	222,131	—
Other	202,805	170,390
	$6,332,269	$4,341,427

3. Related Party Transactions

Our Board of Directors approved an arrangement in September 2001 to engage Dr. Yuichi Iwaki, Chairman of the Board, as a consultant in connection with financing transactions and business development activities. In November 2003, we amended the arrangement and in November 2004, we further amended the arrangement pursuant to a consulting agreement. Pursuant to such arrangement, Dr. Iwaki was paid $20,000 per month plus other cash or stock compensation, if any, as the Board of Directors deems appropriate for his services rendered. In January 2006, we increased Dr. Iwaki's consulting fee to $29,167 based on the findings of an independent study covering executive compensation. Compensation earned by Dr. Iwaki during the years ended December 31, 2006, 2005 and 2004 were $500,000, $320,000 and $360,000 respectively.

On July 19, 2005, the Board appointed Dr. Iwaki as our Executive Chairman and on September 30, 2005, the Board named him as our Acting Chief Executive Officer and Acting Chief Financial Officer. On March 15, 2006, Dr. Iwaki was appointed to the office of President and Chief Executive Officer. On November 8, 2006, Dr. Iwaki's services as Acting Chief Financial Officer were no longer required as the Board appointed Shintaro Asako (previously our Vice President, Accounting and Administration) to the office of Vice President and Chief Financial Officer. Effective January 1, 2007, Dr. Iwaki became our full-time employee.

4. Commitments and Contingencies

Facility Lease

In 2004, we leased our corporate headquarters under a non-cancelable operating lease that expires in February 2008. In March 2005, we amended our non-cancelable operating lease for our corporate headquarters to expand our leased space from 11,375 square feet to 16,609 square feet. We have the option to renew the lease for three years. In June 2005, we leased office space in Japan under a non-cancelable operating lease that expires in May 2007. Rent expense, net of sub-lease income in 2006, for the years ended December 31, 2006, 2005, 2004 and the period from September 26, 2000 (inception) to December 31, 2006 was $624,430, $648,915, $310,596 and $1,782,744, respectively.

In January 2006, we sub-leased 3,506 square feet of our corporate headquarters under a non-cancelable operating lease that expires in January 2008. Sub-lease income for 2006 is $101,762 and expected sub-lease income for 2007 and 2008 are $113,594 and $9,466, respectively. During the first quarter of 2006 we recorded a charge of approximately $54,000 related to our expected loss on the sub-lease and a charge of approximately $35,000 related to tenant improvement impairment in the sub-leased space. No further impairment charge has been recorded in 2006. Both charges are included in general and administrative expense on the accompanying consolidated statement of operations.

Future minimum payments (net of sub-lease income) and inclusive of other operating leases are as follows:

Years ending December 31:	
2007	$597,467
2008	59,645
Thereafter	25,698
	$682,810

License Agreements

We are a biopharmaceutical company focused on acquiring and developing novel, small molecule therapeutics and have entered into numerous license agreements to acquire the rights to develop and commercialize a variety of product candidates. Pursuant to these agreements, we have obtained exclusive, except with respect to various Asian countries, sublicenseable licenses to the patent rights and know-how for all indications under the agreements. We generally make an upfront payment and are required to make additional payments upon the achievement of specific development and regulatory approval milestones. We are also obligated to pay royalties under the agreements until the later of the expiration of the applicable patent or the applicable last date of market exclusivity after the first commercial sale, on a country-by-country basis.

The amount expended under these agreements and charged to research and development expense during the years ended December 31, 2006, 2005, 2004 and the period from September 26, 2000 (inception) to December 31, 2006 were approximately $1,050,000, $500,000, $3,500,000 and $6,750,000, respectively. As of December 31, 2006, future potential milestone payments totaled approximately $97.2 million and there are no minimum royalties required under any of the license agreements. From June 19, 2002, the date of our first license agreement, through December 31, 2006, we have entered into nine license agreements with Japanese and British pharmaceutical companies and a non-profit research institute.

Legal Proceedings

In November 2006, we reached a mediation settlement of the dispute concerning the termination of employment of a former executive in the Tokyo District Court. Under the settlement, which is the subject of a written mediation decree prepared by the Tokyo District Court, we have agreed to pay the former executive eight months of severance pay, approximately $160,000, which has been included as a charge in our consolidated statement of operations in 2006.

5. Redeemable Convertible Preferred Stock and Stockholders' Equity

Initial Public Offering in Japan

On February 4, 2005, we completed an initial public offering of 3,000,000 shares of common stock for proceeds to us of $104,486,895, net of underwriting discounts and commissions and offering expenses. In addition, on March 8, 2005, we closed the sale of an additional 157,300 shares of our common stock pursuant to the partial exercise, by our underwriters, of an over-allotment option which resulted in aggregate proceeds to us of $5,557,773, net of underwriting discounts and commissions. In connection with our IPO, redeemable convertible and convertible preferred stock outstanding as of February 4, 2005 was automatically converted into 6,678,285 shares of common stock.

Redeemable Convertible Preferred Stock

On September 2, 2004, we sold 27,667,856 shares of Series C redeemable convertible preferred stock at a purchase price of $1.62 per share for total net proceeds of $43,404,320, net of $1,417,607 of estimated issuance costs.

The Series C preferred stock was sold at a price per share below our IPO price. Accordingly, pursuant to EITF Issue No. 98-5, *Accounting for Convertible Securities with Beneficial Conversion Features*, we recorded a deemed dividend on the Series C preferred stock of $31,264,677, which is equal to the number of shares of Series C preferred stock sold multiplied by the difference between the estimated fair value of the underlying common stock and the Series C preferred stock conversion price per share. The deemed dividend increased the net loss applicable to common stockholders in the calculation of basic and diluted net loss per common share and was reported as a charge to accumulated deficit and a credit to additional paid-in capital, with no net impact on total stockholders' equity.

Founders' Common Stock and Warrants

At inception, we issued a total of 50,000 shares of our common stock to two of our founders who then became officers and directors, for proceeds of $50,000. We also granted the two officers and directors warrants to purchase 50,000 shares of our common stock at an exercise price of $1.00 per share. The warrants contained an antidilution clause providing the founders with the right to purchase additional shares of common stock any time there was a dilution event so that they could maintain their original ownership percentage. The warrants were considered variable and, unless the number of underlying shares of common stock become fixed or exercised, will require compensation to be recorded when the fair value of the underlying shares of common stock exceeds the exercise price. As of December 31, 2003, as a result of the Series A and Series B preferred stock sales, the warrants were adjusted to allow the holders to purchase up to 365,000 shares of common stock. The warrants expire on September 26, 2007. Based on our early stage of development, its limited resources, and the preferences of the preferred stock, we believe that the fair value of the underlying shares of common stock did not exceed the exercise price of the warrants at December 31, 2003.

From January through May 2004, in conjunction with the sale of Series B preferred stock, the shares of common stock issuable upon exercise of the warrants were adjusted up to 732,300 shares. Based on subsequent financing activities and the price of our IPO, we believe that the estimated fair value of the 732,300 shares exceeded the $1.00 exercise price of the warrants and, as a result, we recorded stock-based compensation in general and administrative expense in the amount of $19,405,950.

On September 2, 2004, in conjunction with the sale of Series C preferred stock, we and our two founders amended the terms of our warrant agreements. In exchange for relinquishing any future anti-dilution rights, the number of underlying common shares that could be purchased under the terms of the warrants was increased and fixed at 1,285,657, up from 732,300. Since all of the warrants were previously variable, we recorded additional stock-based compensation in general and administrative expense of $14,663,966 based on the estimated fair value of the underlying common stock on September 2, 2004 for a total of $34,069,916. Since the number of warrants became fixed at September 2, 2004, no additional compensation has been recorded.

Other Warrants

In May 2004, as compensation for fundraising efforts related to the sale of Series B preferred stock, we issued to BioVen Advisory, Inc. a warrant to purchase 50,000 shares of common stock with an exercise price of $10.00 per share. The warrant was valued at the $250,000 cash value of the services performed. The warrant issuance had no net impact on the consolidated financial statements because the transaction resulted in both a charge and a credit to additional paid-in capital.

Stock Options

We grant options to our employees, directors and consultants under the 2004 Plan, the successor to the 2000 Plan.

2000 General Stock Incentive Plan

In September 2000, we adopted our 2000 General Stock Incentive Plan (the "2000 Plan") under which incentive stock options could be granted for 200,000 shares of common stock to our officers and key employees. Stock options have been granted with an exercise price of $10.00 per share and vest 25% after the first year of service from the grant date, with the remaining shares vesting in equal monthly installments over the subsequent 36 months of service. An employee may exercise stock options prior to vesting in which case we have the right to repurchase the unvested shares at the original exercise price if the employee is terminated before vesting in all shares occurs.

Following the vesting period, options are exercisable until the earlier of 90 days after the employee's termination with us or the ten-year anniversary of the initial grant, subject to adjustment under certain conditions. We have the right to purchase all of those shares that the employees have or will acquire under these stock options. The purchase price for any vested shares repurchased will be the greater of the fair market value of such shares on the date of purchase or the aggregate exercise price for such shares.

At December 31, 2006, options to purchase a total of 95,000 shares of common stock were outstanding under the 2000 Plan at a weighted average exercise price of $10.00 per share. No additional options have been or will be issued under the 2000 Plan subsequent to our IPO.

2004 Stock Incentive Plan

In connection with our IPO, we adopted our 2004 Stock Incentive Plan (the "2004 Plan"), which was intended to serve as the successor program to our 2000 Plan. The 2004 Plan became effective upon the completion of our IPO in February 2005.

The 2004 Plan is administered by our compensation committee and provides for the grant of (i) options to purchase shares of common stock, (ii) restricted stock, (iii) stock appreciation rights and (iv) stock units. Incentive stock options may only be granted to employees. Nonstatutory stock options and other stock-based awards may be granted to employees, non-employee directors, advisors and consultants.

The number of shares reserved for issuance under the 2004 Plan will be increased on the first day of each of our fiscal years from 2006 through 2014, with the first such increase occurring on January 1, 2006, by the lesser of: (i) 100,000 shares; (ii) 3% of our outstanding common stock on the last day of the immediately preceding fiscal year; or (iii) the number of shares determined by our Board of Directors.

Options granted to optionees other than non-employee directors generally vest monthly over four years. The exercise price of an incentive stock option shall not be less than 100% of the fair market value at the time of grant and the exercise price of a nonstatutory stock option shall not be less than 85% of the fair market value at the time of grant.

Fully vested automatic grants of nonstatutory stock options will be made to non-employee directors in an initial amount of 1,000 shares upon first becoming a member of our board of directors. Immediately after each of our regularly scheduled annual meetings of stockholders, each non-employee director will be automatically granted a nonstatutory option to purchase 1,000 shares of our common stock, at 100% of the fair market value at the time of grant, provided that the director has served on our board for at least six months. Each annual option will be fully vested and exercisable on the date which is six months after the date of grant.

The plan terminates ten years after its initial adoption by the Board of Directors, unless earlier terminated by the Board of Directors. The Board of Directors may amend or terminate the plan at any time, subject to stockholder approval where required by applicable law.

A summary of the changes in options outstanding under the 2000 Plan and 2004 Plan during the year ended December 31, 2006 is as follows:

	Number of Shares	Exercise Price Per Share — Range	Exercise Price Per Share — Weighted Average
Balance at December 31, 2003	49,400	$ 10.00	$10.00
Granted	116,000	$ 10.00	$10.00
Exercised	—	$ 10.00	$10.00
Cancelled	(10,400)	$ 10.00	$10.00
Balance at December 31, 2004	155,000	$ 10.00	$10.00
Granted	352,000	$13.80-$33.10	$26.27
Exercised	—	—	—
Cancelled	(34,584)	$ 10.00	$10.00
Balance at December 31, 2005	472,416	$10.00-$33.10	$22.15
Granted	1,702,891	$ 9.73-$34.20	$10.56
Exercised	(1,400)	$ 10.00	$10.00
Cancelled	(135,116)	$10.00-$33.10	$20.44
Balance at December 31, 2006	2,038,791	$ 9.73-$34.20	$18.50
Exercisable at December 31, 2004	65,219	$ 10.00	$10.00
Exercisable at December 31, 2005	130,219	$10.00-$33.10	$13.75
Exercisable at December 31, 2006	362,731	$ 9.73-$34.20	$14.45

The following table summarizes information about stock options outstanding under our 2000 Plan and 2004 Plan at December 31, 2006:

Exercise price	Options outstanding	Weighted average remaining contractual life of options outstanding (in years)	Weighted average exercise price of options outstanding	Exercisable options	Weighted average remaining contractual life of exercisable options (in years)	Weighted average exercise price of exercisable options
$ 9.73	1,308,291	9.9	$ 9.73	59,094	9.9	$ 9.73
$10.00	95,000	6.5	$10.00	71,927	6.3	$10.00
$10.90	3,600	9.5	$10.90	3,600	9.5	$10.90
$11.30	10,000	9.6	$11.30	6,667	9.6	$11.30
$11.50	28,000	9.5	$11.50	14,083	9.5	$11.50
$11.60	215,500	9.0	$11.60	68,644	9.0	$11.60
$13.40	23,000	8.2	$13.40	5,500	9.4	$13.40
$13.50	3,000	9.4	$13.50	3,000	9.4	$13.50
$13.80	55,000	8.9	$13.80	55,000	8.9	$13.80
$14.90	21,000	9.0	$14.90	13,083	9.0	$14.90
$16.50	2,000	8.6	$16.50	2,000	8.6	$16.50
$22.60	20,400	9.6	$22.60	1,925	9.6	$22.60
$23.40	82,500	8.9	$23.40	20,625	8.9	$23.40
$33.10	137,500	8.9	$33.10	34,375	8.9	$33.10
$34.10	25,000	9.7	$34.10	2,083	9.7	$34.10
$34.20	9,000	9.5	$34.20	1,125	9.5	$34.20
	2,038,791	9.5	$18.50	362,731	8.6	$14.45

The aggregate intrinsic value based on the closing price on the Nasdaq Global Market of options exercised during the year ended December 31, 2006, outstanding and exercisable at December 31, 2006 was approximately $4,592, $5,396,281, and $607,863, respectively.

Common Stock Reserved for Future Issuance

The following table summarizes common stock reserved for future issuance at December 31, 2006:

Common stock warrants	777,076
Common stock options outstanding (under the 2000 and 2004 Plans)	2,038,791
Common stock options authorized for future grant (under the 2004 Plan)	186,209
	3,002,076

6. Income Taxes

From January 1, 2001 through March 31, 2003, we were included in the consolidated federal tax return of Tanabe Holding America, Inc., the U.S. holding company of Tanabe Seiyaku Co., Ltd., and filed a combined California tax return from January 1, 2001 through December 31, 2003. Under a tax allocation agreement with Tanabe Holding America, Inc. and affiliates effective January 1, 2001, the combined tax liability was allocated based on each company's share of taxable income. Subsequent to March 31, 2003 and December 31, 2003, respectively, we file on a stand alone basis for federal and California income tax purposes.

The significant components of our deferred income taxes at December 31, 2006 and 2005 are as follows:

	December 31,	
	2006	2005
Deferred tax assets:		
Net operating loss carryforwards	$ 31,441,000	$ 18,683,000
Capitalized licenses	1,989,000	1,708,000
Research tax credits	2,869,000	1,283,000
Stock-based compensation	651,000	—
Other, net	136,000	42,000
Net deferred tax assets	37,086,000	21,716,000
Less valuation allowance	(37,086,000)	(21,716,000)
	$ —	$ —

We have established a valuation allowance against our deferred tax assets due to the uncertainty that such assets will be realized. Management periodically evaluates the recoverability of the deferred tax assets. At such time as it is determined that it is more likely than not that deferred tax assets will be realizable, the valuation allowance will be reduced.

At December 31, 2006, we had federal and California net operating loss carryforwards of approximately $78,504,000 and $68,941,000, respectively. The federal net operating loss carryforwards begin to expire in 2022, and the California net operating loss carryforwards begin to expire in 2007. At December 31, 2006, we also had federal and California research tax credit carryforwards of approximately $2,709,000 and $246,000, respectively. The federal research tax credit carryforwards begin to expire in 2022, and the California research tax credit carryforward does not expire and can be carried forward indefinitely. Pursuant to Section 382 and 383 of the Internal Revenue Code, annual use of our net operating loss carryforwards may be limited if certain cumulative changes of ownership result in a change of control of our company.

7. Employee Savings Plan

We have an employee savings plan available to substantially all employees. Under the plan, an employee may elect salary reductions which are contributed to the plan. The plan provides for discretionary contributions by us, which totaled $113,809, $124,781 and $87,359 and $405,046 for the years ended December 31, 2006, 2005 and 2004 and the period from September 26, 2000 (inception) to December 31, 2006, respectively.

8. Quarterly Financial Data (Unaudited)

The following financial information reflects all normal recurring adjustments, which are, in the opinion of management, necessary for a fair statement of the results of the interim periods. Summarized quarterly data for fiscal 2006 and 2005 are as follows (in thousands, except per share data):

	Year ended December 31, 2006			
	1st Quarter	2nd Quarter	3rd Quarter	4th Quarter
Selected quarterly financial data:				
Revenue	$ 192	$ 67	$ 95	$ (90)
Total operating expenses	10,049	8,756	10,157	12,980
Net loss	(8,449)	(7,233)	(8,363)	(11,645)
Net loss applicable to common stockholders	(8,449)	(7,233)	(8,363)	(11,645)
Basic and diluted net loss per common share(1)	(0.85)	(0.72)	(0.82)	(1.13)

	Year ended December 31, 2005			
	1st Quarter	2nd Quarter	3rd Quarter	4th Quarter
Selected quarterly financial data:				
Revenue	$ 2	$ 32	$ 41	$ 729
Total operating expenses	5,500	8,371	7,746	9,274
Net loss	(4,839)	(7,203)	(6,443)	(7,207)
Net loss applicable to common stockholders	(4,859)	(7,203)	(6,443)	(7,207)
Basic and diluted net loss per common share(1)	(0.81)	(0.73)	(0.65)	(0.73)

(1) Earnings per share are computed independently for each of the quarters presented. Therefore, the sum of the quarterly net earnings per share will not necessarily equal the total for the year.

9. Subsequent Events

On January 29, 2007, we announced the public offering of 1,000,000 shares of common stock at a purchase price of $12.00 per share and aggregate net proceeds of approximately $10.5 million, net of underwriting discounts and commissions and certain other fees associated with the offering. The public offering closed on February 1, 2007.

CORPORATE INFORMATION

COMPANY OFFICERS

Yuichi Iwaki, M.D., Ph.D.
President & Chief Executive Officer

Shintaro Asako, CPA
Vice President & Chief Financial Officer

Richard Gammans, Ph.D.
Chief Development Officer

Kenneth Locke, Ph.D.
Chief Business Officer

Masatsune Okajima
Vice President & Head of Japanese Office

BOARD OF DIRECTORS

Yuichi Iwaki M.D., Ph.D.
Chairman of the Board
A founder of MediciNova, Inc.

John K.A. Prendergast, Ph.D.
President, SummerCloud Bay, Inc.
Co-founder and Director, Avigen, Inc.
Co-founder and Chairman of the Board, Palatin Technologies, Inc.

Daniel Vapnek, Ph.D.
Co-founder and Director, BioArray Solutions, Inc.
Director, Avigen, Inc.

Hideki Nagao
Director General, Department of Technology and Growth Business at Development Bank of Japan

Jeff Himawan, Ph.D.
Managing Director, Essex Woodlands Health Ventures
Co-founder and Managing Director, Seed-One Ventures

Arlene Morris
President & Chief Executive Officer, Affymax, Inc.
Director, Biotechnology Industry Organization

Alan Dunton, M.D.
Chief Executive Officer, Panacos Pharmaceuticals, Inc.

CORPORATE HEADQUARTERS

MediciNova, Inc.
4350 La Jolla Village Drive, Suite 950
San Diego, CA 92122
Telephone: (858) 373-1500
Fax: (858) 373-7000
www.medicinova.com

ANNUAL STOCKHOLDERS' MEETING

MediciNova's Annual Stockholders' Meeting will be held on Friday, March 30, 2007 in San Diego

STOCK TRANSFER AGENT AND REGISTRAR

American Stock Transfer & Trust Company
6201 15th Avenue
Brooklyn, NY 11219
www.amstock.com

COMPANY COUNSEL

Pillsbury Winthrop Shaw Pittman LLP
501 West Broadway, Suite 1100
San Diego, CA 92101

INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Ernst & Young, LLP
4370 La Jolla Village Drive, Suite 500
San Diego, CA 92122

COMMON STOCK LISTING

Ticker Symbol: MNOV, The Nasdaq Global Market

STOCKHOLDERS' INQUIRIES

Stockholders may obtain copies or our news releases, Securities and Exchange Commission filings, including Forms 10-K, 10-Q, and 8-K, and other company information free of charge by accessing our website at www.medicinova.com. Stockholders may also contact Bonnie Feldman, V.P. of Investor Relations, at (858) 373-8000.

FORWARD-LOOKING STATEMENTS

This Annual Report includes forward-looking statements that involve a number of risks an uncertainties. These forward-looking statements, include but are not limited to, discussions regarding our operating strategy, growth strategy, licensing and acquisitions strategy, industry, economic conditions, financial condition, liquidity and capital resources, results of operations, the expected progress of the development of our product candidates, potential licensing, collaboration and partnering plans, anticipated trends and challenges in our business and the markets in which we operate, our competitive position, our intellectual property protection, the outcome of any litigation against us, critical accounting policies and the impact of recent accounting pronouncements. Additional forward looking statements include, but are not limited to, statements pertaining to other financial items, plans, strategies or objectives of management for future operations, our financial condition or prospects and any other statement that is not historical fact, including any statement which includes the words "may," "might," "will," "intend," "should," "could," "can," "would," "expect," "believe," "estimate," "predict," "potential," "plan," or similar words. For all of the foregoing statements, we claim the protection of the Private Securities Litigation Reform Act of 1995. Such statements are subject to a number of assumptions, risks and uncertainties, many of which are beyond our control, including results of clinical trials, interest of potential collaborators in the market and other risks and uncertainties. These assumptions, risks and uncertainties could cause our actual results to differ materially from those implied or expressed by the forward-looking statements. These forward-looking statements represent our judgment as of the date this Annual Report. We undertake no obligation to revise or update publicly any forward-looking statements.

MEDICINOVA

Medicinova, Inc., 4350 La Jolla Village Drive, Suite 950, San Diego, CA 92122
www.medicinova.com